UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of   November, 2007

Commission File Number

000-51899

Panoshan Marketing Corp.

(Translation of registrant’s name into English)

1901 Avenue of the Stars, # 931
Los Angeles, CA 90067

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F.

Form 20F    X         Form 40F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.   Yes    No X

If  “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panoshan Marketing Corp.

(Registrant)

Date:  November 30, 2007

By:  /s/ David Berardo

Name:  David Berardo – Chief Executive Officer

Departure of Directors and Principal Officers:

The Issuer provides notification of the departure of Directors and Principal Officers as described below:

On November 29, 2007, Mr. Jonathan Levine tendered his resignation as Chief Executive Officer, President, and Chief Financial Officer.

Appointment of Directors and Principal Officers.

On November 29, 2007, Mr. David Berardo was appointed as President of the Issuer and a Director of the Issuer.

Mr. Berardo, the President, CFO, and a Director since November 29, 2007, has over 35 years of experience as a business and tax lawyer.  He was graduated from Pomona College in Claremont, California with a B.A. degree in International Relations.  He has devoted most of his professional career to domestic and international business transactions since he was graduated from the University of California Los Angeles School of Law in 1967.  Mr. Berardo serves as an officer and director of several California corporations that acquire and finance the acquisition of companies engaged in international business transactions; he is also the executive director of an international charity.  Mr. Berardo will serve as the President of Panoshan Marketing Corp and will oversee its business expansion.

Mr. Berardo is not a director or officer of any other reporting companies.

Change in Control of the Registrant

On November 29, 2007, Mr. Jonathan Levine sold a total of 12,600,000 shares of common stock of the Issuer to David Berardo for cash consideration of $60,000.00.  The 12,600,000 common shares represent 70% of the total issued and outstanding shares of the Issuer.  The funds were a cash payment from David Berardo.  There are no arrangements or understandings among members of the control group and their associates with respect to election of directors or other matters.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panoshan Marketing Corp.

By: /s/ David Berardo

Name:  David Berardo

Title:     President & CEO

Date: November 30, 2007